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QinNet
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Qinnet.com, Inc.                     450 North Brand Boulevard, 6th Floor,
                                                Glendale, California 91203
                                  Tel: (818) 291-6250  Fax: (818) 291-6251
                                                            www.qinnet.com


October 16, 2000

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
USA 20549


Dear Sirs:

RE:   QINNET.COM INC. (the "Corporation")
      -Form S-8 Registration Statement Filed October 12, 2000;
      SEC File No. 333-47778
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The Corporation requests the withdrawal of the above referenced Form S-8
Registration Statement pursuant to Rule 477 of the Securities Act of 1933. The Corporation requests withdrawal of the Registration Statement as the Registration Statement inadvertently did not include the consent of the Corporation's auditors. The Corporation believes the withdrawal of the Registration Statement is in the best interests of the public and investors. The Corporation advises that none of the securities registered in the aforementioned Registration Statement have been offered or sold by the Corporation.

Yours truly,


/s/ Paul Schwartz
PAUL SCHWARTZ
Secretary